CALENERGY COMPANY, INC.
MONEY PURCHASE PENSION PLAN
Financial Statements, Supplemental Schedules for the Years Ended December 31, 1996 and 1995 and Independent Auditors' Report

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
TABLE OF CONTENTS
                                                                      Page
Independent Auditors' Report	                                         1
Financial Statements:
	Statements of Net Assets Available for Benefits
   at December 31, 1996 and 1995	                                     2
	Statements of Changes in Net Assets Available for Benefits for the
		Years Ended December 31, 1996 and 1995	                             3
	Notes to Financial Statements	                                       4-6
Supplemental Schedules:
	Item 27a - Schedule of Assets Held for Investment Purposes
  at December 31,1996	                                                7
	Item 27d - Schedule of Reportable Transactions for the
  Year Ended December 31, 1996	                                       8

Supplemental Schedules not listed above are omitted because of the absence of conditions under which they are required.

Exhibit I - Independent Auditors' Consent	                            9


INDEPENDENT AUDITORS' REPORT
To the CalEnergy Company, Inc.
	Money Purchase Pension Plan Committee
We have audited the accompanying statements of net assets available for benefits of CalEnergy Company, Inc. Money Purchase Pension Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Omaha, Nebraska
May 23, 1997

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
                                                    1996            1995
ASSETS

Investments at fair value:
  Dreyfus GNMA Fund                              $2,679,930    $2,830,499
  Capital Preservation Fund                         201,706          -
  Dreyfus New Leaders Fund                          119,110          -
  Dreyfus Strategic Income                            3,537          -
  Dreyfus Disciplined Stock Fund                     69,238          -
  Dreyfus Appreciation Fund                         269,085          -
  CalEnergy Stock                                    52,431          -

           Total investments                      3,395,037    2,830,499

Employer contribution receivable                        -        727,134

           Total assets                           3,395,037    3,557,633

LIABILITIES

Due to CalEnergy (Note 3)                          120,133          -

         Net assets available for benefits      $3,274,904   $3,557,633

The accompanying notes are an integral part of the financial statements.






CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                         1996              1995

Additions:
  Employer contributions             $     -             $747,764
  Interest income                        1,515             21,449
  Dividend income                      214,206            147,347
  Net appreciation (depreciation)
   in the fair value of investments    (70,150)           284,506

           Total additions             145,571          1,201,066

Deductions:
  Benefit payments                     308,167            832,305
  Due to CalEnergy                     120,133                -

           Total deductions            428,300            832,305

        Net additions (deductions)    (282,729)           368,761

Net assets available for benefits:
  Beginning of year                  3,557,633          3,188,872

  End of year                       $3,274,904         $3,557,633

The accompanying notes are an integral part of the financial statements.



CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1.	DESCRIPTION OF PLAN
The CalEnergy Company, Inc. Money Purchase Pension Plan ("the Plan") is a money purchase pension plan which was established in 1990 with an effective date of January 1, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement (the "Agreement") for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution pension plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation - All employees of CalEnergy Operating Company and affiliated entities, a wholly owned subsidiary of CalEnergy Company, Inc. (the "Company"), were previously eligible to participate in the Plan after satisfying certain length-of-service requirements. By amendment to the plan dated September 30, 1996, the employees' right to enter the plan was terminated effective June 30, 1996. The Plan operates under the direction of an administrative committee, appointed by the Company's Board of Directors, as provided in the Agreement.
Contributions - By amendment to the plan dated September 30, 1996, the Company ceased employer contributions and future benefits accruals, effective for Plan years beginning after December 31, 1995. Prior to 1996, the Company contributed an amount equal to 6% of each eligible participant's annual compensation, as defined. Employees make no contributions to the Plan.
Vesting - All participant account balances became 100% vested as of December 31, 1995, by Amendment to the Plan dated September 30, 1996. Previously all non-vested amounts were forfeited to the Plan upon participant termination. Forfeitures amounted to $-0- and $120,518 for 1996 and 1995, respectively.
Benefits - Participants are entitled to withdraw their account balances only upon retirement, death, disability or termination.
Termination - Upon partial or full termination of the Plan, distributions will be made as specified in the Agreement.
Trustee - The Dreyfus Trust Company ("Dreyfus") is the Plan Trustee and executes all investment transactions and recordkeeping. All investment transactions are determined based on the allocation of investments as directed by the participants. Prior to November 1996, investment transactions were directed by the administrative committee.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.
Investments - The Plan's investments are stated at fair value. The Company common stock is valued at the last published sales price at the end of the Plan year. The Dreyfus Funds and the Capital Preservation Fund are valued at quoted market prices.
The Company common stock represents shares of 1,557 and 0 at December 31, 1996 and 1995, respectively.
Net Appreciation (Depreciation) in the Fair Value of Investments - The Plan presents in the accompanying statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Such amounts are based on the beginning of the year fair value, or cost if purchased during the year. Administrative Expenses - All costs of Plan administration are paid by the Company.
Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3.	DUE TO CALENERGY
In 1995, the Company's contribution exceeded the Plan's funding requirement. This amount will be repaid to the Company in 1997.
4.	TAX STATUS
The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes. In December 1996, the Plan obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed. Therefore, no provision for income taxes has been included in the Plan's financial statements.
5.	INACTIVE ACCOUNTS
In 1996 and 1995, $176,768 and $96,481, respectively, were allocated to accounts of persons who have withdrawn from participation in the Plan, but for which disbursement has not been made. These amounts are included as a component of net assets available for benefits.
6.	FUND INFORMATION
Employer contributions, interest income, dividend income, net appreciation (depreciation) in the fair value of investments, and benefit payments by fund are as follows for the years ended December 31, 1996 and 1995:

                                                 1996            1995
Employer contributions:
  Dreyfus GNMA Fund                            $   -           $747,764

Interest income:
  Dreyfus GNMA Fund                            $   -           $ 21,449
  Capital Preservation Fund                      1,478              -
  CalEnergy Common Stock                            37              -

           Total                                $1,515          $21,449

Dividend income:
  Dreyfus GNMA Fund                           $198,899         $147,347
  Dreyfus New Leaders Fund                       8,123              -
  Dreyfus Strategic Income                          57              -
  Dreyfus Disciplined Stock Fund                 4,522              -
  Dreyfus Appreciation Fund                      2,605              -

           Total                              $214,206         $147,347

Net appreciation (depreciation) in the fair value of investments:
  Dreyfus GNMA Fund                           $(67,694)        $284,506
  Dreyfus New Leaders Fund                      (4,599)             -
  Dreyfus Strategic Income                          69              -
  Dreyfus Disciplined Stock Fund                (3,508)             -
  Dreyfus Appreciation Fund                        480              -
  CalEnergy Common Stock                         5,102              -

           Total                              $(70,150)        $284,506

Benefit payments:
  Dreyfus GNMA Fund                           $308,167         $832,305


7.	RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the Dreyfus Trust Company. The Dreyfus Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, transactions of the CalEnergy stock fund qualify as party-in-interest

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

Column A   Column B             Column C           Column D   Column E

                         Description of Investment
      Identity ofIssuer, Including Collateral Rate
       Borrower, Lessor, of Interest, Maturity Date,             Current
       or Similar Party    Par, or Maturity Value     Cost        Value

*   Dreyfus Trust Company  GNMA Fund                 $2,658,123   $2,679,930

*   CalEnergy Company, Inc.CalEnergy Common Stock,
                             1,557 shares                47,329       52,431

    LaSalle NationalTrust  Capital Preservation Fund    201,705      201,706

*   Dreyfus Trust Company  Strategic Income               3,512        3,537

*   Dreyfus Trust Company  Disciplined Stock Fund        72,750       69,238

*   Dreyfus Trust Company  New Leaders Fund             123,709      119,110

*   Dreyfus Trust Company  Appreciation Fund            268,608      269,085

        Total Investments                            $3,375,736   $3,395,037



CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

  Column A       Column B     Column C  Column D  Column E  Column F  Column G
                                                   Dollar
Identity of     Description   Number of Number of Value of  Value of  Net Gain
Party Involved    of Asset    Purchases   Sales   Purchases   Sales    (Loss)

* Dreyfus Corporation            14         62  $   926,034 $1,008,909 $ 11,797
                Premier GNMA

* Dreyfus Trust                  19          1      268,734       130         4
                Appreciation Fund

  LaSalle National Trust          8          -      201,706        -          -
                Capital Preservation Fund

* Party-in-Interest.


                                                                     EXHIBIT I


INDEPENDENT AUDITORS' CONSENT
We consent to the incorporation by reference in Registration Statement on Form S-8 of CalEnergy Company, Inc. of our report dated May 23, 1997, appearing in this Annual Report on Form 11-K of CalEnergy Company, Inc. for the year ended December 31, 1996.




DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 30, 1997